							EXHIBIT 12.1
The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31
Dollars in millions	2017		2016		2015		2014		2013
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$4,510		$4,642		$4,860		$4,993		$5,148
Add:
Distributed income of equity investees	352		324		310		275		242
Fixed charges excluding interest on deposits	1,227		978		796		734		664
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	57		84		93		96		112
Interest capitalized					1		1
Earnings excluding interest on deposits	6,032		5,860		5,872		5,905		5,942
Interest on deposits	623		430		403		325		344
Total earnings	$6,655		$6,290		$6,275		$6,230		$6,286
Fixed charges
Interest on borrowed funds	$1,082		$830		$640		$581		$516
Interest component of rentals	144		147		153		152		148
Amortization of notes and debentures	1		1		2
Interest capitalized					1		1
Fixed charges excluding interest on deposits	1,227		978		796		734		664
Interest on deposits	623		430		403		325		344
Total fixed charges	$1,850		$1,408		$1,199		$1,059		$1,008
Ratio of earnings to fixed charges
Excluding interest on deposits	4.92	x	5.99	x	7.38	x	8.04	x	8.95	x
Including interest on deposits	3.60		4.47		5.23		5.88		6.24

(1)	As defined in Item 503(d) of Regulation S-K